Exhibit 99.10

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of June 18, 2021, by and among the Persons listed as “Sellers” on the signature page hereto (the “Sellers”), Kyle D. Kazan, as the representative of the Sellers, GH Group, Inc., a Delaware corporation (the “Company”), Graham Farrar, an individual, Kyle D. Kazan, an individual, MPB Acquisition Corp., a Nevada corporation (“Buyer”), MBP Mergersub Corp, a Delaware corporation (“Merger Sub”), and Mercer Park Brand Acquisition Corp., a British Columbia corporation. Each of the foregoing is referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Parties are party to that certain Agreement and Plan of Merger, dated as of April 8, 2021 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving such merger as a subsidiary of Buyer;

WHEREAS, Section 10.10 of the Merger Agreement provides that the Merger Agreement may only be amended in a writing executed by the Parties.

WHEREAS, the Parties desire and agree to amend certain terms set forth in the Merger Agreement on the terms and conditions contained herein; and

WHEREAS, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, mutually agree as follows:

1.            Clause E of the Recitals to the Merger Agreement shall be deleted in its entirety and replaced with the following:

“In connection with the Closing, the SPAC will enter into subscription agreements (collectively, the “MVS Holder Subscription Agreements”) with each of the MVS Holders pursuant to which the MVS Holders will subscribe for, and the SPAC will issue to the MVS Holders, certain SPAC Supervoting Shares (and a nominal number of other shares issued by the SPAC) on the terms and subject to the conditions set forth in the MVS Holder Subscription Agreements.”

2.            Section 1.1(n) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

““Closing Merger Consideration” means that number of Buyer Exchangeable Shares having a value equal to the following: (i) the Purchase Price, as adjusted in accordance with Section 2.18; minus (ii) the amount of Indebtedness of the Acquired Companies as of 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date (the “Closing Indebtedness”), plus (iii) the amount of Cash of the Acquired Companies as of 11:59 p.m. Eastern Time on the date immediately preceding the Closing Date (the “Company Closing Cash”), plus (iv) the amount (if any) by which Working Capital exceeds the Working Capital Target, minus (v) the amount (if any) by which the Working Capital Target exceeds Working Capital, minus (vi) the number of shares of Series A Preferred Stock outstanding as of immediately prior to the Closing multiplied by $1.27 plus all accrued and unpaid dividends on such Series A Preferred Stock. For the purposes of this Agreement, each Buyer Exchangeable Share shall be deemed to have a value of Ten Dollars ($10.00) at the Closing.”

3.            A new Section 1.1(ooo) shall be added to the Merger Agreement which reads as follows, and all other subsections of Section 1.1 of the Merger Agreement shall be renumbered accordingly:

“MVS Holders” means, collectively, (i) The Entrust Group Inc. FBO Kyle D. Kazan, (ii) Rosenwald Capital Management, Inc., (iii) James Benno Rosenwald IV Trust dated December 18, 1997, (iv) Jocelyn May Rosenwald Trust dated December 18, 1997, (v) Jocelyn Rosenwald, (vi) James B. Rosenwald III and Laura Parker Rosenwald Family Trust dated December 18, 1997, as amended and rested August 18, 2009, (vii) Graham S. Farrar 2000 Living Trust and (viii) Inspiration Point Partners, LLC.

4.            The last sentence of Section 2.6(b)(i) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“The Company Shareholders and Vested Optionholders shall receive Per Share Merger Consideration in the proportions set forth in the Merger Consideration Spreadsheet, the Holdback Consideration Spreadsheet and the Earnout Consideration Spreadsheet, as applicable, subject to adjustment in accordance with the terms of Section 2.18).”.

5.            Section 2.6(c)(i)(A) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“the names and addresses of all Company Shareholders and Vested Optionholders and the number of shares of Company Stock or Vested Options, as applicable, held by such Persons;”

6.            Section 2.6(c)(ii) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“The parties agree that Buyer, the SPAC and Merger Sub shall be entitled to reply on the Merger Consideration Spreadsheet, Holdback Consideration Spreadsheet and Earnout Consideration Spreadsheet in issuing the Buyer Exchangeable Shares under this Article 2 (including, without limitation, with respect to Vested Optionholders under Section 2.7 hereof) and Buyer, the SPAC and Merger Sub shall not be responsible for the allocations or the determinations regarding such allocations in the Merger Consideration Spreadsheet, Holdback Consideration Spreadsheet and Earnout Consideration Spreadsheet).”.

7.            The fourth sentence of Section 2.7(b) of the Merger Agreement shall be deleted in its entirety.

8.            A list of holders (by name and number and exercise price) of Unvested Exchanged Options, together with the resulting RSUs to which they will become entitled at Closing, shall be provided by the Company to the SPAC at least five (5) Business Days prior to Closing.

9.            All references to “Merger Consideration Spreadsheet” in Section 2.9(d) and Section 2.18(a) of the Merger Agreement shall be deleted and replaced with “Holdback Consideration Spreadsheet”.

10.          The following shall be added to the end of Section 2.9(d) of the Merger Agreement:

“Concurrently with the determination of the final number of Buyer Exchangeable Shares to be issued following the determination of the adjustment under Section 2.6(d), the Company shall deliver to the Exchange Agent an amended Merger Consideration Spreadsheet updated to reflect each Company Shareholder’s and Vested Optionholder’s allocation of the Holdback Shares (and Additional Shares, if applicable) deliverable to the Company Shareholders pursuant to Section 2.18 (the “Holdback Consideration Spreadsheet”).”

11.          The following shall be added to the end of Section 2.9(e) of the Merger Agreement:

“Concurrently with Buyer Exchangeable Shares becoming issuable to Company Shareholders and Vested Optionholders as Earnout Consideration pursuant to Article 2 of the Investor Rights Agreement, the Company shall deliver to the Exchange Agent an amended Merger Consideration Spreadsheet updated to reflect each Company Shareholder’s and Vested Optionholder’s allocation of such Earnout consideration (the “Earnout Consideration Spereadsheet”).”

12.          All references to “Merger Consideration Spreadsheet” in Section 2.9(e) of the Merger Agreement shall be deleted and replaced with “Earnout Consideration Spreadsheet”.

13.          The Company confirms that the SPAC Closing Statement required under Section 3.2 of the Merger Agreement was timely delivered.

14.          Section 7.1(i) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Investor Rights Agreement. The Investor Rights Agreement (as amended by mutual agreement of the parties after the date of this Agreement) shall be in full force and effect and neither the SPAC nor the Sponsor nor any other party to it shall be in breach thereof, shall have failed to perform thereunder or shall have threatened to terminate or repudiate the Investor Rights Agreement (as amended by mutual agreement of the parties after the date of this Agreement).”

15.          Section 7.3(e) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Employment Agreements. Each of Kyle D. Kazan, Graham Farrar, Jamin Horn and Daryl Kato will have executed and delivered an employment agreement with the applicable Acquired Company, with annual compensation that is the same as his or her annual compensation preceding the date of this Agreement, the effectiveness of which agreements is only conditioned upon the occurrence of the Closing.”

16.          Section 7.3(g) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“SPAC Closing Cash. At the Closing, the SPAC will have a minimum of US $125,800,000 in cash: (i) before any cash consideration, as applicable, is payable for any Other Transactions; (ii) after any payments due and payable for the SPAC’s, the Merger Sub’s and the Buyer’s expenses related to the closing of the Transaction, including all costs, fees, expenses and payments contingent on the closing of the Transaction; (iii) after reduction for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption; (iv) plus the Aggregate PIPE Proceeds, the proceeds from any additional PIPE or other equity or debt offerings (not including the Permitted Equity Financing); and (v) after taking into account any estimated debt or payables on the SPAC’s balance sheet as of the closing of the Transaction (collectively, the “SPAC Closing Cash”). Sellers will have received a certificate signed on behalf of Buyer, Merger Sub and the SPAC to such effect.”

17.           Section 7.3(k) of the Merger Agreement shall be deleted in its entirety.

18.           All references to “Company Founders” in Section 7.3(j) of the Merger Agreement shall be deleted and replaced with “MVS Holders”.

19.           All references in the Merger Agreement to “Founder Subscription Agreement” and “Founder Subscription Agreements” shall be deleted and replaced with “MVS Holder Subscription Agreement” and “MVS Holder Subscription Agreements”, respectively.

20.           The final sentence of Section 9.14 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“Kyle D. Kazan will serve as the Executive Chairman and CEO of the SPAC and Graham S. Farrar will serve as the President of the SPAC.”

21.          This Amendment shall be construed, interpreted and the rights of the Parties determined in accordance with the laws of the State of Delaware, without regard to principals of conflicts of law.

22.           Except to the extent herein expressly modified by the foregoing provisions of this Amendment, the Merger Agreement is hereby ratified and confirmed in all respects.

23.           This Amendment may be executed by electronic signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

SELLERS:

THE ENTRUST GROUP INC. FBO KYLE D. KAZAN

By:	(signed) “Kyle D. Kazan”
Name: Kyle D. Kazan
Title: Authorized Signatory

JOCELYN MAY ROSENWALD TRUST DATED
DECEMBER 18, 1997

By:	(signed) “Jill Rosenwald”
Name: Jill Rosenwald
Title: Co-Trustee

By:	(signed) “Walter Parker”
Name: Walter Parker
Title: Co-Trustee

(signed) “Jocelyn Rosenwald”
Jocelyn Rosenwald

GRAHAM S. FARRAR 2000 LIVING TRUST
ESTABLISHED FEBRUARY 2, 2000

By:	(signed) “Graham Farrar”
Name: Graham Farrar
Title: Trustee

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]

SELLERS’ REPRESENTATIVE:

(signed) “Kyle D. Kazan”
KYLE D. KAZAN

COMPANY:

GH GROUP, INC.

By:	(signed) “Kyle D. Kazan”
Name:	Kyle D. Kazan
Title:	CEO

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]

(signed) “Graham Farrar”
Graham Farrar

(signed) “Kyle D. Kazan”
Kyle D. Kazan

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]

BUYER:

MPB ACQUISITION CORP.

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: President

MERGER SUB:

MPB MERGERSUB CORP.

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: President

SPAC:

MERCER PARK BRAND ACQUISITION CORP.

By:	(signed) “Louis Karger”
Name: Louis Karger
Title: Chief Executive Officer

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]